EXHIBIT 99.1

Third Quarter 2008

Growth in sales revenue up by 18% over the first nine months of 2008

EBITDA up by 19%

EBITDA Growth target confirmed for Year 2008

GDF SUEZ publishes unaudited pro forma 9 months revenues for the new Group, comprising 2007 data established on a comparable basis. Those information have also been submitted to the audit committee.

Unaudited pro forma data billion euros	30 September 2008	30 September 2007	Gross growth	Organic growth
Sales revenue	58.8	50.0	+18%	+19%
EBITDA	10.4	8.7	+19%	+21%

*Distrigaz, SPE, Coriance (companies sold as part of the merger) and Fluxys (company accounted for using the equity method in the pro forma accounts) contributions are not included in the data above.

At 30 September 2008, sales revenue amounted to 58.8 billion euros, up by +18% as compared to 30 September 2007, while organic growth was up by +19%. Every business line and all geographical areas made positive contributions to this performance, the main drivers of which were:

—	continuing development, particularly in Europe (Benelux, Italy and Spain) and on the international markets (Latin America, North America);

—	high fuel prices context for electricity, gas and oil sales, as well as LNG arbitrage operations;

—	growth in the Group’s hydrocarbon production;

—	development in Energy Services activities in Europe (strong order book, more favourable weather conditions than during the same period in 2007 and fuel prices increase);

—	progress in the Water and Waste businesses at SUEZ Environnement, in Europe and on the international markets.

GDF SUEZ’s revenues increase reflects the growth model balance of its activities as well as of its geographical footholds.

EBITDA over the period amounted to 10.4 billion euros, a growth of +19% (organic growth of +21%) as compared to the figure as of 30 September 2007. This level of operating performance reflects good performance in Global Gas and GNL business line (exploration-production), activity expansion (energy sales, plants start up) as well as favourable market environment.

GDF SUEZ HEADQUARTERS

22, rue du Docteur Lancereaux - 75392 Paris Cedex 08 - France

Phone+33 (0)1 57 04 00 00

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www.gdfsuez.com

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The Group confirms 2008 EBITDA1 growth > +10%. This objective includes specific factors for the 4th quarter, i.e.:

-	an exceptionally high comparison basis with a Q4 2007 which notably benefited from favourable weather conditions and numerous LNG arbitrage

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In France, current natural gas public distribution prices do not totally reflect the cost increases that occurred in Q2 and Q3. The recent decrease of oil prices does not yet offset the rise in supply costs.

Net debt amounted to 23.3 billion euros, to be compared with 18.8 billion euros as at end June 2008. This change includes consolidation scope effects on Distrigaz and Fluxys (1.5 billion euros less cash), investments over the period (3.5 billion euros) and share buy-back programme over the month of September (0.4 billion euros). It also includes the Group’s cash generation which is traditionally less high for Q3 due to seasonality of some activities and of the working capital.

Distrigas sale proceeds (2.7 billion euros) will be accounted for Q4 2008, whereas Q3 2008 pro forma does not include Distrigas, nor Fluxys, nor SPE, nor Coriance anymore.

Alongside this, the Group successfully issued three bonds transactions, amounting respectively to 1 billion euros over five years, 0.9 billion euros over 10 years and 500 million Sterling pounds over 20 years. Those new loans extend the average maturity of the Group’s debt while sustaining its strong level of liquidity.

1 This objective assumes, for Europe, average weather conditions, no significant change in oil prices or in the regulatory environment.

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MAIN RECENT HIGHLIGHTS

—	The merger between Gaz de France and SUEZ became effective as of 22 July 2008 and SUEZ Environnement is now listed on stock market

—	Significant progress[2] occurred on several development projects initiated prior to the merger:

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On the international market: two electricity generation companies, First Light (United States) and Senoko (Singapore) and one gas distributor Izgaz (Turkey) are in a process to be acquired; production capacity was increased in Thailand; and development operations continued in the Middle East (Bahrain and Abu Dhabi);

¡	In Europe: announcement for the acquisition of Izgas distributor in Turkey

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In Exploration-Production: a 20% stake is in a process to be acquired in an exploration-production license in Libya, and a 15% stake was purchased in an offshore production license in Azerbaijan; negotiations are nearing completion in the Netherlands for the purchase of a set of exploration, production and gas and oil transmission assets in the Dutch North Sea;

¡	In Wind Energy in France: CNR is in a process to acquire 40 MW in wind farm as an operator along with 26 MW in permits.

—	Agreements were finalised with Publigaz to adjust Fluxys’ shareholder structure and a governance agreement was reached with Fluxys International, which will own the Zeebrugge Terminal.

SALES REVENUE CONTRIBUTED BY SEGMENT

million euros	Sales revenue as of 30 September 2008	Sales revenue as of 30 September 2007
Energy France	9 215	7 878
Energy Europe & International	21 781	17 831
Benelux / Germany	9 766	8 311
Europe	6 386	4 430
International	5 629	5 090
Global Gas & LNG	7 849	5 643
Infrastructures	893	649
Energy Services	9 982	9 232
Environment	9 112	8 794[3]
GDF SUEZ Group	58 832	50 027
Gross growth	+18%
Organic growth	+19%

Gross increase in sales revenue amounted to 8 805 million euros:

—	Organic growth (+8 991 million euros);

—	Change in Group structure (+671 million euros), composed of:

[2]	Most of the transactions listed herein will be finalised after 1 September 2008.
[3]	Including Applus sale in November 2007. Excluding Applus, revenues were EUR 8,543 million.

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First time consolidations (+1 363 million euros) mainly in Energy Europe & International +873 million euros (Teesside acquisition and change in accounting method on Italcogim Energy4), SUEZ Environment +260 million euros and Energy Services +163 million euros (six cogeneration plants acquired in Italy with a total capacity of 370 MW)

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Disposals (- 692 million euros) affecting primarily SUEZ Environnement -311 million euros (mostly from divestiture of Applus), Energy Europe & International -223 million euros (Gasag accounted for using the equity method as of 1 January 2008) and Energy Services –157 million euros (sale of Cofathec ADF in France)

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Exchange rate fluctuations (-857 million euros with -476 million euros on the USD and -353 million euros on the GBP), especially at Energy Europe & International (-587 million euros) and SUEZ Environnement (-193 million euros).

The Group generated 92% of its turnover in Europe and North America, including 85% in Europe.

¡	ENERGY FRANCE BUSINESS LINE

million euros	30 September 2008	30 September 2007	Gross change	Organic growth
Sales revenue	9 215	7 878	+17.0%	+16.5%

At 30 September 2008, sales revenue at Energy France amounted to 9 215 million euros, up by +17% as compared to 30 September 2007.

Revenues growth during the period were +9% based on average weather conditions.

This change resulted:

—	two-thirds from growth in energy prices, following the very sharp increase in supply costs;

—	one-third from progress in volumes sold, due particularly to more favourable weather conditions than in 2007.

Natural gas sales amounted to 188 TWh, up by 6% compared to the same period in 2007. GDF SUEZ has maintained market share of around 95% on the retail customer market and around 85% on the business market open to competition since 2007 and 2004, respectively.

Electricity sales exceed 26 TWh and were up by +10%. They improved to varying extents, according to the type of customer: there was growth on the individual customer and wholesale markets, but a downturn on the industrial customer market, due to difficult price conditions. Since the liberalisation of the retail customer market, the Group has conquered 400 000 new clients.

Electricity generation in the segment was up by 3%, due primarily to wind power, in particular with the integration of the recently-acquired companies (La Compagnie du Vent, Nass & Wind, Erelia and Great). With the acquisition of the FOX portfolio by CNR, GDF SUEZ confirms its standing as the leading player in wind power generation in France, with installed power now amounting to 334 MW.

¡	ENERGY EUROPE & INTERNATIONAL – BENEDELUX DIVISION

million euros	30 September 2008	30 September 2007	Gross change	Organic growth
Sales revenue	9 766	8 311	+17.5%	+20.4%

At 30 September 2008, sales revenue in the Benedelux Division amounted to 9 766 million euros, thereby posting a gross increase of +17.5% as compared to 30 September 2007 and +20.4%, in organic terms.

[4]

Sales and marketing activities in Italy have been fully-integrated since 1 October 2007. These were previously accounted for using the equity method, from 1 January to 30 June 2007, then consolidated on a proportional integration basis from 1 July 2007 to 30 September 2007.

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Electricity sales across the zone amounted to 6 759 million euros as at end-September 2008, compared to 5 743 million euros as at end-September 2007, an organic growth of +17.7% and reflecting the price dynamic on the electricity market (itself significantly influenced by the increase in price in fossil fuels). Sales prices in Belgium are also benefiting from the increase in transmission and distribution prices, without impact on margins. Volumes sold showed a slight drop (-1.1 TWh, or -1.3%) in particular from the impact of the drop in sales to distributors in Belgium.

Gas sales amounted to 2 064 million euros as at end-September 2008, as compared to 1 669 million euros as at end-September 2007, an organic growth of 40.8%, thanks primarily to the change in gas prices and more favourable weather conditions than in 2007. Volumes sold were down slightly (-0.7 TWh, or -1.5%) mainly on sales to industrial customers in the Netherlands, whereas volumes sold in Belgium and Germany were up compared to 2007.

¡	ENERGY EUROPE & INTERNATIONAL BUSINESS LINE –EUROPE DIVISION

million euros	30 September 2008	30 September 2007	Gross change	Organic growth
Sales revenue	6 386	4 430	+44.2%	+30.6%

At 30 September 2008, sales revenue from the Europe Division amounted to 6 386 million euros, a gross increase of +44.2% as compared to 30 September 2007.

This increase resulted primarily from changes in Group structure, in the United Kingdom, with the acquisition of the combined-cycle gas plant in Teesside (+370 million euros), in Italy, with the acquisition of the sales and optimisation company Elettrogreen (+77 million euros) and the increased stake inItalcogim energy5 (+366 million euros).

The Division’s strong organic growth (+30.6%) comes from the combination of the following:

•	favourable market prices in the United Kingdom, Italy and Eastern Europe;

•	expanded installed electricity generation capacity in Italy (+1.2 TW);

•	significant growth in electricity generation in Spain, due to favourable weather and market conditions (+3.8 TWh).

•	ENERGY EUROPE & INTERNATIONAL BUSINESS LINE – INTERNATIONAL DIVISION

million euros	30 September 2008	30 September 2007	Gross change	Organic growth
Sales revenue	5 629	5 090	+10.6%	+20.1%

At 30 September 2008, sales revenue from the International Division amounted to 5 629 million euros, a gross increase of +10.6% as compared to 30 September 2007.

Organic growth, at +20.1%, reflects how dynamic the Group’s sales are across all of its development markets in the world, at a time of sharply-growing energy demand and rising prices.

A more detailed look at the Group’s organic growth shows:

•

from North America, +482 million euros, thanks mainly to the development of SERNA[6] (+253 million euros), as well as progress in the operations of “merchant” plants (+101 million euros), primarily reflecting higher prices.

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from Asia/Middle East, +147 million euros, thanks to growing sales in Turkey (+78 million euros), following the price increase, and in Thailand (+42 million euros) due to a combination of larger volumes at higher prices and the Group’s development in the Gulf countries (+30 million euros).

5Energy sales & marketing in Italy – stake increase from 40% to 60%, leading to a change in group structure

6SUEZ Energy Resources North America, electricity supplier to business and industrial consumers in the United States

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Latin America, +303 million euros. The growth in electricity sales in Brazil (+85 million euros) came both from the price increase on bilateral contracts and growth in sales on the spot market, where Tractebel Energia benefited from its assured energy allocation strategy and particularly high prices in the first quarter. The increase in sales in Peru (+93 million euros) and Chile (+110 million euros) is due primarily to positive price effects.

¡	GLOBAL GAS & LNG BUSINESS LINE

million euros	30 September 2008	30 September 2007	Gross change	Organic growth
Sales revenue	7 849	5 643	+39.1%	+39.6%

At 30 September 2008, sales revenue contributed by the Global Gas & LNG business line amounted to 7 849 million euros, up by nearly +40% as compared to 30 September 2007.

Sales revenue from Exploration-Production, which amounted to 1 389 million euros, experienced organic growth of +58% over the period. This increase results primarily from the sharp rise in average hydrocarbon prices, over the first nine months of the year:

—	+46% increase in average price of Brent oil (€/boe),

—	+106% increase in average price of natural gas at the NBP (€/MWh).

It is also the result of the significant increase in production, which amounted to 36.5 Mtoe, up by +21% compared to the same period in 2007. This increase is due, for the most part, to the launch of production on new assets in the Netherlands and Norway. As regards exploration, 11 new wells were drilled, 6 successfully.

Sales revenue posted by the other entities in the business line7 have also progressed, due to:

—	the sharp rise in hydrocarbon prices;

—	continuing strong LNG arbitrage (43 cargo shipments totalling 35 TWh over the period, as compared to 29 shipments and 21 TWh as of 30 September 2007);

—	high-paced growth in natural gas sales:

¡	in France, sales to Key Accounts were up by +11 TWh, at 63 TWh;

¡	in Europe, sales to Key Accounts were up by +4 TWh, at 57 TWh;

¡	short-term and other sales increased by +18 TWh, to reach 108 TWh.

¡	INFRASTRUCTURES BUSINESS LINE

million euros	30 September 2008	30 September 2007	Gross change	Organic growth
Sales revenue	893	649	+37.7%	+35.1%

Sales revenue contributed by the Infrastructures business line came out at 893 million euros over the period, up by +35% as compared to 30 September 2007.

This growth is due primarily to the development of volumes conveyed by GrDF on behalf of third parties. These volumes amounted to 18.2 TWh, up by +6.7 TWh as compared to 30 September 2007, also positively impacted by the return to more favourable weather conditions.

The increase in sales revenue was furthermore boosted by:

—	the new price on access to distribution infrastructures, set on 1 July 2008, with an upward change of +5.6%;

—	the 2.8 TWh increase in subscribed storage capacity;

7 Supply, LNG, Key Account Sales and Trading

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—	the increase in subscriptions across the transmission network in France;

—	the arrival of the German storage activities in the consolidation scope.

Total Revenues of Infrastructures business line, including intra group transactions, amounts to 4,127 million euros up +9.5% compared to 2007.

¡	ENERGY SERVICES BUSINESS LINE

million euros	30 September 2008	30 September 2007	Gross change	Organic growth
Sales revenue	9 982	9 232	+8.1%	+8.7%

At 30 September 2008, sales revenue in the Energy Services business line amounted to 9 982 million euros, an organic growth of +8.7% as compared to 30 September 2007.

In France, Services activities (Elyo France and Cofathec Services) increased by +11.8% (+244 million euros). This positive trend is due, in almost equal proportions, to sales development, more positive weather conditions and the increase in energy price. Installation and maintenance activities were also on the rise (+6.4%) across all entities (Inéo, Endel, Axima and Seitha). Thesed entities held up well in the face of the slowdown experienced by certain business segments.

In Belgium, the improvement in services activities and HVAC amounted to +5.3%, mitigated by a negative base effect (exceptional Year 2007).

Operations in the Netherlands benefited from a large order book and measures to refocus and optimise the structure. It posted a +12.9% growth (+103 million euros).

All of the divisions at Tractebel Engineering (Nuclear, Energy, Infrastructure and International) posted very steady growth, in the double digits. Total organic growth in these activities amounted to +25%.

Outside France and Benelux, activities in the segment were up by +7.0% (+155 million euros) in particular due to good development in Italy, as well as in Germany and Austria. Operations in Spain and the services sector in the United Kingdom, however, saw a slowdown.

¡	ENVIRONMENT BUSINESS LINE

million euros	30 September 2008	30 September 2007	Gross change	Organic growth
Sales revenue	9 112	8 794	+3.6%	+6.8%

SUEZ Environnement generated sales revenue of 9.1 billion euros as of September 2008, up by +6.7% compared to September 2007 in gross change and excluding Applus sale, and +6.8% in organic growth, surpassing that posted in June 2008 (+6.7%) and in September 2007 (+5.1%).

This sustained revenues and operational performance growth were detailed in SUEZ Environnement’s publication issued on 29 October 2008.

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SUPPLEMENTARY ANALYSIS

¡	SALES REVENUE ANALYSED BY GEOGRAPHIC AREA

SALES REVENUE million euros	30 September 2008%		30 September 2007%		Change 2008/2007
France	21 004	35.7%	18 373	36.7%	+14.3%
Belgium	9 014	15.3%	7 612	15.2%	+18.4%
Sub-total France-Belgium	30 018	51.0%	25 985	51.9%	+15.5%

Other European Union	19 162	32.6%	15 744	31.5%	+21.7%
Other countries in Europe	984	1.7%	799	1.6%	+23.2%
Sub-total Europe	50 164	85.3%	42 528	85.0%	+18.0%
North America	3 708	6.3%	3 571	7.1%	+3.8%
Sub-total Europe and North America	53 872	91.6%	46 099	92.1%	+16.9%

Asia, Middle East and Oceania	2 348	4.0%	1 766	3.5%	+33.0%
South America	2 013	3.4%	1 639	3.3%	+22.8%
Africa	599	1.0%	523	1.0%	+14.6%
SALES REVENUE TOTAL	58 832	100.0%	50 027	100.0%	+17.6%

¡	ORGANIC GROWTH ANALYSED ON A LIKE-TO-LIKE BASIS

SALES REVENUE million euros	30 September 2008	30 September 2007	Organic growth
Sales revenue	58 832	50 027
Change in Group structure	-1 363	-692
Exchange rate fluctuations		-857
Like-to-like	57 469	48 478	18.5%

EBITDA million euros	30 September 2008	30 September 2007	Organic growth
EBITDA	10 354	8 687
Change in Group structure	-135	-100
Exchange rate fluctuations		-110
Like-to-like	10 219	8 477	20.5%

¡	CONSOLIDATED SALES REVENUE

Sales revenue amounted to 43.3 billion euros, under IFRS rules, as compared to 34.2 billion euros as of 30 September 2007, a gross increase of 26.4%. These 2008 data are different from those commented above (pro forma figures), due to the following factors:

—	the former GDF entities did not enter the consolidation scope until 22 July 2008 (negative impact of –17.9 billion euros);

—	Fluxys was consolidated as a fully-integrated entity up to 30 June 2008 (+0.1 billion euro impact);

—	Distrigaz was also consolidated as a fully-integrated entity up to 30 September 2008 (+2.2 billion euro impact).

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One of the leading energy providers in the world, GDF SUEZ is active across the entire energy value chain, in electricity and natural gas, upstream to downstream. It develops its businesses (energy, energy services and environment) around a responsible-growth model to take up the great challenges: responding to energy needs, ensuring the security of supply, fighting against climate change and maximizing the use of resources. GDF SUEZ relies on diversified supply sources as well as flexible and high-performance power generation in order to provide innovative energy solutions to individuals, cities and businesses. The Group employs 196,500 people worldwide and achieved revenues of €74,3 billion in 2007. GDF SUEZ is listed on the Brussels, Luxembourg and Paris stock exchanges and is represented in the main international indexes: CAC 40, BEL 20, DJ Stoxx 50, DJ Euro Stoxx 50, Euronext 100, FTSE Eurotop 100, MSCI Europe and ASPI Eurozone.

Forward-Looking statements

This communication contains forward-looking information and statements. These statements include financial projections, synergies, cost-savings and estimates and their underlying assumptions, statements regarding plans, objectives, savings, expectations and benefits from the transaction and expectations with respect to future operations, products and services, and statements regarding future performance. Although the management of GDF SUEZ believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of GDF SUEZ ordinary shares are cautioned that forward-looking information and statements are not guarantees of future performances and are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of GDF SUEZ, that could cause actual results, developments, synergies, savings and benefits from the transaction to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings made by GDF SUEZ with the Autorité des marchés financiers (AMF) and/or with the United States Securities and Exchange Commission (SEC), including those listed under “Facteurs de Risques” (Risk factors) sections in the Document de Référence filed by Gaz de France with the AMF on May 15, 2008 (under no: R.08-056), in the Document de Référence filed by SUEZ on March 18, 2008 (under no: D.08-0122) and its update filed on June 13, 2008 (under no: 08-0122-A01), in section 3 of the prospectus prepared for the issue and admission for listing of GDF SUEZ shares resulting from the merger takeover of Suez by Gaz de France filed with the AMF on June 13, 2008 (under n°: 08-126) and the Form F4 registered with the SEC on June 16, 2008 . Investors and holders of GDF SUEZ securities should consider that the occurrence of some or all of these risks may have a material adverse effect on GDF SUEZ.

Press Contact:	Investor Relations Contact:
Tel. France: +33 (0)1 47 54 24 35	Tel.: +33 (0)1 40 06 66 29
Tel. Belgium: +32 2 510 76 70	E-Mail: ir@gdfsuez.com
E-Mail : gdfsuezpress@gdfsuez.com

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